
August 14, 2013

Via E-mail
Vladimir G. Shmunis
Chief Executive Officer
RingCentral, Inc.
1400 Fashion Island Blvd., 7th Floor
San Mateo, California 94404

      **Re:    RingCentral, Inc.**
              **Amendment No. 1 to Draft Registration Statement on Form S-1**
              **Submitted July 26, 2013**
              **CIK No. 0001384905**

Dear Mr. Shmunis:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 19, 2013.

General

1.      We note that the graphic on the back cover page of the prospectus submitted in your letter dated July 26, 2013 states that the company has "over 300,000 businesses" as customers. Please consider adding a footnote to indicate the date on which the information is based.

Risk Factors

We rely on third-parties for software development, quality assurance and customer support, page 19

2.      Please consider disclosing the information that you provide in response to prior comment 10 regarding the agreements with the third-party providers of software development, quality assurance and customer support for the company. Although you may not be substantially dependent upon the agreements with these third-party providers, it appears that these agreements are material to the growth of your company and investors should understand their termination provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

3.      Please refer to prior comment 13 and expand the "risk and challenges" that you expect to face and the impact on your results of operations in pursuing the growth strategies you discuss.  For example, we note your disclosure in the risk factors that targeting medium-sized and larger businesses for sales of your services could materially and adversely affect your results of operations by increasing costs such as research and development, increasing costs for support and professional services, and causing a delay of associated revenue.

Key Business Metrics, page 58

4.      We note your response to prior comment 15 but it is unclear why you believe that the company's conversion of free trial customers to paying customers is captured (in dollar amounts) in the Annualized Exit Monthly Recurring Subscriptions and Net Monthly Subscription Dollar Retention Rate.  Although these metrics reflect new customers gained by the company over a period, it does not appear to capture the percentage of customers gained through free trials.  Further, it is unclear why you do not consider conversion of free trial customers as a key metric given your disclosure that you believe that your success depends, in part, on this conversion.  Please advise.

Results of Operations, page 62

5.      Your response to prior comment 17 does not provide a meaningful understanding of the factors that contributed to the 42% increase in services revenue for the period ended March 31, 2013 and the 47% increase in services revenue for the period ended December 31, 2012.  Please revise to quantify each factor that contributed to a material change for each of the periods discussed.  To the extent that you believe as you state in response to prior comment 17 that such disclosure would reflect "volume trends…that vary for reasons that are not related to trends in the Company's business" you should discuss those reasons why you believe they are not reflective of trends in the company's business.

Liquidity and Capital Resources, page 83

6.      We note your revised disclosure in response to prior comment 26 that you believe that future liquidity sources together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months.  Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources, without regard to the contingent put right to issue additional preferred stock, considering that it may expire, or tell us the date at which you

intend to exercise the put right.  We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350 for additional guidance.

Business, page 88

7.      In response to prior comment 29, you state that AT&T was disclosed as an example of a reseller of the company's services given the "strong brand and significant market presence of AT&T" although this reseller has never represented more than 10% of the company's total revenues.  To the extent that you continue to identify AT&T as an example of a reseller, you should provide contextual disclosure such as the amount of revenues AT&T generated for the company for each period.

Certain Relationships and Related Party Transactions, page 123

8.      Please expand your disclosure in response to prior comment 30 to disclose the material terms of the voting agreement with certain holders of more than 5% of your common stock.  In this regard, disclose the directors who were designated pursuant to the voting agreement and state the terms of these directors.  Indicate whether these directors will serve after the completion of the offering and which class of directors each person will be designated as part of your staggered board.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-11

9.      We acknowledge your response to prior comment 35.  You explain that the straight-line method was more appropriate than the proportional performance method because your subscription arrangements consist of multiple services with no one service considered predominant.  Please tell us what factors are considered in pricing and marketing these services within a single subscription arrangement from the customer's perspective.

10.     In response to prior comment 35, you indicate that the service elements of subscription plans include providing dedicated phone numbers, an easy to use interface, inbound calling minutes, and customer support, in addition to usage of minutes.  Tell us whether these services are considered separate units or a single unit of accounting in a multiple-element arrangement.  Provide the basis for your accounting treatment with reference to ASC 605-25-25-5.

11.     We note your response to prior comment 35 that explains the fees for usage that exceed the plan limits are recognized as the underlying usage occurs, while you indicate in your registration statement on page F-11 that these fees are recognized over the expected usage term.  Please clarify.  In addition, please tell us how the expected usage term is

determined and how it differs from the contractual service term of the fixed subscription fee. Finally, please tell us the rationale for the different revenue recognition patterns for the fixed subscription fees and fees for the usage that exceeds the plan limits and any pricing distinctions between these two fees.

12. We note your response to prior comment 37. You indicate that the terms of revenue recognition through resellers are "substantially" the same as the terms of revenue recognition through your direct sales channel. Please clarify why the terms are only "substantially" the same and how the terms are different. Additionally, please discuss the analysis of ASC 605-45-45-7 from the perspective of the Company. We note the analysis has been discussed from the perspective of the reseller. Finally, please clarify who controls the product specifications in regards to ASC 605-45-45-11.

13. We note your revised disclosure in response to prior comment 37. Further revise to describe when the revenue recognition criteria are met for each deliverable sold through your reseller arrangements.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:     Via E-mail
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.